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                                                                EXHIBIT 1.(5)(B)

                    LAST SURVIVOR ADDED PROTECTION BENEFIT

Coverage - When we receive proof that the Survivor's death occurred while this benefit was in force, we will pay the Face Amount in effect, if any, under this benefit on the date of the Survivor's death. This rider has no cash value, but it affects the cash value of the policy.

Death Benefit - The Face Amount of the policy to which this benefit is attached is changed to include the Face Amount of this benefit. The death benefit for this policy will depend on the combined Face Amount of the policy and this benefit and will be determined as described in the policy.

Face Amount - The Face Amount of this benefit in any policy year is shown in the Policy Specifications. Such amount may be level or varying by policy year. Unscheduled increases or decreases in the Face Amount may take place after the policy date as described below. The initial Face Amount is the Face Amount on the effective date of this benefit.

Unscheduled Change of Face Amount - Subject to our approval, you may change the Face Amount of this rider by Written Request while this rider is in force. Such request cannot be made effective before the first policy anniversary.

Upon approval of any unscheduled change in Face Amount, we will issue a supplemental schedule of coverage, which will include the following:

 .  the effective date of the change;
 .  the amount of the increase or decrease;
 . if the change is an increase in Face Amount, the Insured's risk class for the increase and the Guaranteed Maximum Monthly COI Rates pertaining to the increase.

Unscheduled Face Amount Increase - If your request to change the Face Amount is a request for an increase, then our approval of the increase is subject to the following conditions:

 .  you provide evidence of insurability satisfactory to us;
 . no previous increase has been made effective in the same policy year; . the Insured consents to the increase; and . the increase is at least $10,000.

An Administrative Charge not to exceed $100 will be deducted from the policy's Accumulated Value on the effective date of any such increase. This charge is to cover expenses of evaluating the evidence of insurability. The effective date of the increase will be the first Monthly Payment Date on or following the date all conditions are met.

Unscheduled Face Amount Decrease - The Face Amount may be decreased only if there has been no previous decrease in the same policy year.

If there have been prior increases in Face Amount, then any decrease in Face Amount that you request will be applied against prior increases in the reverse order in which they arose. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request.

If the Face Amount varies automatically by policy year as shown in a schedule of Face Amounts in the Policy Specifications, any unscheduled decrease in the Face Amount which you request for any policy year will require equal decreases for future policy years. You will be informed of such future decreases, and your consent will be obtained before your requested decrease becomes effective.

Benefit Charges - The monthly charge for this benefit is equal to the sum of the Benefit Charges applicable to the following portions of the Face Amount:

 . initial Face Amount of this benefit in force for that month; plus . each increase in the Face Amount of this benefit in force for that month.

The Benefit Charge for each portion of the Face Amount noted above is obtained by multiplying the monthly COI Rate by the Face Amount at the beginning of the policy month divided by 1.002466.

If there has been an unscheduled decrease in the Face Amount, see the Unscheduled Decrease in Face Amount provision for a description of the order in which the existing

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Face Amount has been decreased or eliminated.

Cost of Insurance Rates - The Cost of Insurance (COI) Rates are based on a number of factors, including the policy duration and on the Insureds' ages and risk classes. Part of the cost is intended to recover acquisition expenses at issue. Such expense recoveries are greater in the early policy years. The COI Rates for the initial Face Amount are based on the policy duration and on the Insureds' ages and risk classes on the policy date. The COI Rates for each increase in the Face Amount are based on the policy duration pertaining to the increase and on the Insureds' ages and risk classes on the effective date of the increase.

The current monthly COI Rates will be determined by us and are subject to change at any time, but will not exceed the Guaranteed Maximum Monthly COI Rates for this benefit shown on the Policy Specifications. Guaranteed Maximum COI rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table.

The COI Rates used to calculate the COI Charges for an increase in coverage necessary to meet the Guideline Minimum Death Benefit will be the same as those used for the most recent Face Amount in force under this benefit.

Changes to Policy Factors - Any change in the cost factors for this benefit in effect at the inception of this rider, including COI rates, risk and expense charges will be by class and based on changes in our expectations of future investment earnings, mortality, persistency, taxes and expenses. Class is determined by a number of factors, including the Insured's Age, risk class, Policy Date and policy duration. Any such change will be determined in accordance with procedures and standards on file with the Insurance Department of the state of New York and will apply uniformly to all members of the same class. COI rates and other expense factors will be reviewed no more than annually and no less than once every five years to determine whether a change is needed.

M&E Risk Charge - The Mortality and Expense Risk Charge (M&E Risk Charge) is to compensate us for the risk we assume that mortality, expenses and other costs of providing your policy will be greater than estimated. Beginning on the effective date of this benefit and monthly thereafter, there may be an M&E Risk Charge deducted from the Accumulated Value. The guaranteed maximum amount of the charge for this benefit, including any increases in this benefit is shown in the Policy Specifications or in a supplemental schedule of coverage.

Decrease - The Decrease provision of the policy to which this benefit is attached is changed to include this benefit. This benefit will always be decreased or eliminated before any decrease is applied to the policy face amount in effect on the policy date. For further details please see the Decrease provision of your policy.

Withdrawals - The Withdrawals provision of the policy, to which this benefit is attached, is changed to include this benefit. For the purpose of the Withdrawals provision, this benefit is considered part of the Face Amount of the policy. If a decrease in Face Amount is required as a result of a Withdrawal, this benefit will always be decreased or eliminated before any decrease is applied to the policy Face Amount in effect on the policy date. For details, please see the Withdrawals provision of your policy.

Misstatement - The Misstatement provision of the policy, to which this benefit is attached, is changed to include this benefit. For the purpose of the Misstatement provision, this benefit is considered part of the Face Amount of the policy. For further details please see the Misstatement provision of your policy.

Effective Date - This benefit is effective on the policy date unless otherwise stated.

Incontestability - We may not contest coverage under this benefit's original face amount or any increase in Face Amount, which was applied for and for which evidence of insurability was required, after such amount has been in force while at least one insured has been alive for 2 years from the later of the effective date of the Face Amount or any reinstatement date. In no event may we contest coverage under this benefit unless there has been a material misstatement in an application.

Suicide Exclusion - If the death of the Survivor is the result of suicide after two years from the Policy Date but within two years after the effective date of an increase in the Face Amount of this benefit, no death benefit proceeds will be paid with respect to such

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increase. Instead, we will pay the beneficiary the rider charges for such increase.

Conversion - Coverage under this benefit is convertible to an increase in Face Amount of the policy to which this benefit is attached after 5 years from the effective date of the benefit coverage or at the younger Insured's Age 80, if earlier. COI rates for such increase in Face Amount will be those pertaining to conversions. The risk class for such increase in policy Face Amount will be the same as the risk class of the converted amount of this benefit. For such Face
Amount:

 .  No evidence of insurability will be required;
 .  No M&E Risk Charge will apply; and
 .  No surrender charge will apply.

This benefit will be cancelled on the effective date of the corresponding increase in policy Face Amount.

Termination - Coverage under this benefit will terminate on the earlier of:

 .  Age 80 of the younger insured;
 .  your written request;
 .  termination of the policy;
 .  conversion of this benefit; or
 .  upon the Survivor's death.

General Conditions - This benefit is part of the policy to which it is attached. All terms of the policy which do not conflict with this benefit's terms apply to this benefit. In the event of any conflict between the terms of this benefit and the terms of the policy, the terms of this benefit shall prevail over the terms of the policy.


                  Signed for Pacific Life & Annuity Company,


/s/ THOMAS C. SUTTON                     /s/ AUDREY L. MILFS
-------------------------------------    -------------------------------------
President and Chief Executive Officer    Secretary


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